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                      CONSENT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Unitronix Corporation

   We consent to the use of our report dated September 26, 2002, except for the following items: 1.)the consolidated statements of operations, which omitted from the original submission in the Annual Report on Form 10-K of Unitronix Corporation for the year ended June 30, 2002, the line titled "Mineral explor-ation project expenses"; and 2.)The consolidated statements of cash flows, which omitted from the original submission in the Annual Report on Form 10-K of Unitronix Corporation for the year ended June 30, 2002, the line titled "Subscriptions receivable"; and we consent to these consolidated financial statements, as amended, included in this Form 10-K/A.

/s/Dan Clasby & Company
October 24, 2002